Filed Pursuant to Rule 424(b)(3)
Registration No. 333-187092

AMERICAN REALTY CAPITAL TRUST V, INC.
SUPPLEMENT NO. 6, DATED JULY 29, 2013,
TO THE PROSPECTUS, DATED APRIL 4, 2013

This prospectus supplement, or this Supplement No. 6, is part of the prospectus of American Realty Capital Trust V, Inc., or the Company, dated April 4, 2013, or the Prospectus, as supplemented by Supplement No. 1 dated April 10, 2013, or Supplement No. 1, Supplement No. 2 dated April 25, 2013, or Supplement No. 2, Supplement No. 3 dated May 10, 2013, or Supplement No. 3, Supplement No. 4 dated June 7, 2013, or Supplement No. 4, and Supplement No. 5 dated June 11, 2013, or Supplement No. 5. This Supplement No. 6 supplements, modifies and supersedes certain information contained in the Prospectus, Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4 and Supplement No. 5 and should be read in conjunction with the Prospectus, Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4 and Supplement No. 5. This Supplement No. 6 will be delivered with the Prospectus, Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4 and Supplement No. 5. Unless the context suggests otherwise, the terms “we,” “us” and “our” used herein refer to the Company, together with its consolidated subsidiaries.

The purpose of this Supplement No. 6 is to update disclosure relating to operating information, including the status of the offering and shares currently available for sale.

OPERATING INFORMATION

Status of the Offering

We commenced our reasonable best efforts initial public offering of up to 68.0 million shares of common stock (excluding shares to be issued under our distribution reinvestment plan, or DRIP) on April 4, 2013. On April 25, 2013, we satisfied the general escrow conditions of our initial public offering. On such date, we received and accepted aggregate subscriptions equal to the minimum of $2.0 million in shares of common stock, broke escrow and issued shares to our initial investors who were admitted as stockholders. On May 21, 2013, we raised in excess of $85.0 million in aggregate gross proceeds from all investors for shares of our common stock. Accordingly, we began accepting subscriptions from all states, including from residents of Pennsylvania and Washington.

As of July 25, 2013, we had received aggregate gross proceeds of $656.0 million, consisting of the sale of 26.5 million shares of common stock in our public offering and the receipt of $1.2 million from the DRIP. As of July 25, 2013, there were 26.6 million shares of our common stock outstanding, including restricted stock and shares issued under our DRIP.

On July 25, 2013, our board of directors, in consultation with management, authorized the close of our initial public offering as of September 18, 2013, in light of such amount of equity raised to date, our efficient capital deployment and robust pipeline and the need for an orderly close to our initial public offering. Furthermore, the board instructed management to apply prudent practices designed to supply clear communications and ample notice to the broker dealer community such as to allow for an orderly close to our initial public offering.

Accordingly, on July 25, 2013, we notified our selling group members of the authorization of our board of directors to close our initial public offering as of September 18, 2013. Subscriptions must be received by October 31, 2013 in good order and must be dated no later than September 18, 2013, provided that our initial public offering shall close earlier than September 18, 2013 should the total amount raised reach the offering’s maximum of $1.7 billion plus any available amount reallocated from our $350 million distribution reinvestment plan.

In line with our best practices, we will close our initial public offering as originally sized (subject to our right to reallocate shares available under our DRIP to our primary offering) and will not raise additional capital through a follow-on offering.

Shares Currently Available for Sale

As of July 25, 2013, there were 41.5 million shares available for sale in connection with our primary offering, excluding shares available under our DRIP. As of July 25, 2013, there were 14.7 million shares available under our DRIP.